40-33

SUTHERLAND

SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100 Fax 202.637.3593
www.sutherland.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sutherland.com

10000550

RECEIVED
AUG 18 2010
OFFICE OF THE SECRETARY

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 16 2010
WASH, D.C.
211

August 16, 2010

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Form 40-33 - Civil Action Documents Filed on Behalf of Ares Capital Corporation--File No. 814-00663

Ladies and Gentlemen:

On behalf of Ares Capital Corporation, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, are the following documents:

i. Copy of an Order and Final Judgment approving the Proposed Settlement of Class Action in the case captioned *In re Allied Capital Corporation Shareholder Litigation* in the Circuit Court of Maryland for Montgomery County, Civil Action No. 322639-V;

ii. Copy of a Stipulation and Order of Dismissal, dismissing with prejudice the action in the consolidated case captioned *Elliot Sandler, et al. v. Walton, et al.*, Case Nos. 2009 CA 008123 B and 2009 CA 008541, in the Superior Court of the District of Columbia Civil Division; and

iii. Copy of a Minute Order dismissing with prejudice the action in the case captioned *James Ryan, et al. v. Walton, et al.*, Case No: 1:10-CV-00145-RMC, in the United States District Court for the District of Columbia.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 383-0218.

Sincerely,

Cynthia M. Krus

Enclosures

IN THE CIRCUIT COURT OF MARYLAND
FOR MONTGOMERY COUNTY

In re ALLIED CAPITAL CORPORATION SHAREHOLDER LITIGATION	Civil Action No. 322639-V Honorable Michael D. Mason

ORDER AND FINAL JUDGMENT

This matter having come before the Court upon a motion for final approval of the terms of an Amended Stipulation of Settlement effective as of March 2, 2010 ("Stipulation"), made and entered into by and among Plaintiffs in the above-captioned action ("Action"), and plaintiffs in collateral proceedings brought in D.C. Superior Court and the United States District Court for the District of Columbia wherein those plaintiffs have asserted claims that are the same as and/or similar to the claims asserted in this Action, on behalf of themselves and the Settlement Class (as defined herein), on the one hand, and Allied Capital Corporation, William L. Walton, John M. Scheurer, Joan M. Sweeney, Ann Torre Bates, Brooks H. Browne, John D. Firestone, Anthony T. Garcia, Lawrence I. Hebert, Robert E. Long, Edward J. Mathias, Alex J. Pollock, Marc F. Racicot, and Laura W. van Roijen, Ares Capital Corporation, and ARCC Odyssey Corporation as defendants (collectively "Defendants"), on the other hand, and the Court, having held a hearing, as noticed, on July 29, 2010 at 9:30 a.m. (the "Settlement Hearing") to consider the proposed settlement as embodied in the Stipulation (the "Settlement"); and the Court having determined that notice has been given in accordance with the Preliminary Approval of Class Action Settlement and Scheduling Order dated March 18, 2010 (the "Scheduling Order") entered by the Court on that same date, and that such notice was adequate and sufficient, and the parties to the Stipulation having appeared by their attorneys of record; and the attorneys for the respective parties having been heard in support of the Settlement of the Action as provided for in the Stipulation; and an opportunity to be heard having been given to all other persons desiring to be heard as provided in the Notice; and the entire matter of the Settlement having been heard and considered by the Court;

IT IS HEREBY ORDERED, ADJUDGED AND DECREED this 29th day of July, 2010 that:

1. This Court adopts and incorporates the definitions contained in the Amended Stipulation for the purposes of this Order except as specifically set forth herein.

2. The Notice of Pendency and Proposed Settlement of Class Action (the "Notice") has been provided to the members of the Settlement Class pursuant to and in the manner directed by the Scheduling Order; proof of the mailing of Notice was filed with the Court; and full opportunity to be heard has been offered to all parties, the Settlement Class, and persons with an interest in the proceeding. The form and manner of the Notice are determined to have been the best notice practicable under the circumstances and to have been given in full compliance with each of the requirements of Maryland Circuit Court Rule 2-231 and due process, and it is further determined that all members of the Class are bound by this Order and Final Judgment.

3. Based upon the record in the Action, each of the provisions of Maryland Circuit Court Rule 2-231 has been satisfied and the Action has been properly maintained according to the provisions of Maryland Circuit Court Rules 2-231(a), 2-231(b)(1), and 2-231(b)(2). Specifically, this Court finds that (1) the Class is so numerous that joinder of all members is impracticable; (2) there are questions of law and fact common to the Class; (3) the claims of the Plaintiffs are typical of the claims of the Class; and (4) the Plaintiffs and their counsel have fairly and adequately protected the interests of the Class.

4. The Action is certified as a class action for purposes of effectuating this Settlement pursuant to Maryland Circuit Court Rules 2-231(a), 2-231(b)(1), and 2-231(b)(2) on behalf of a non-opt-out class consisting of all persons or entities who held, directly or indirectly and beneficially or of record, shares of Allied Capital Corporation ("Allied") common stock and their successors in interest and transferees, immediate and remote, at any time from June 1, 2008 through the acceptance for record of the Articles of Merger for the Acquisition by the State Department of Assessment and Taxation of Maryland, other than Defendants or their successors, heirs, assigns, or legal representatives, and any firm, trust, corporation, or other entity in which any Defendant has a controlling interest (the "Settlement Class"). Plaintiffs Lon Engel, Custodian for Austin Maxwell Engel, Unif. Gift Min. Act; Lawrence Bezirdjian; Marilyn Martin; Stephen Mervan; and Larry Sutton are confirmed as class representatives ("Maryland Plaintiffs"). The law firms of Brower Piven, A Professional Corporation, and Tydings & Rosenberg, LLP, are confirmed as co-lead counsel for the Settlement Class (collectively, "Class Counsel").

5. The Court finds that Maryland Plaintiffs and Class Counsel have adequately represented the interests of the Settlement Class with respect to the Action and the claims asserted therein;

6. This Settlement is found to be fair, reasonable, adequate, and in the best interests of the Settlement Class, and the Court hereby approves the Settlement pursuant Maryland Circuit Court Rule 2-231 and all transactions preliminary or incident thereto. The parties to the Amended Stipulation are authorized and directed to comply with and to consummate the Settlement in accordance with its terms and provisions, and the Clerk of this Court is directed to enter and docket this Order and Final Judgment.

7. This Order and Final Judgment shall not constitute any evidence or admission by any party that any acts of wrongdoing have been committed by any of the parties to the Action and shall not be deemed to create any inference of any liability.

8. The Action is dismissed with prejudice on the merits, including all causes of action against all Defendants, and, except as provided in the Amended Stipulation, without costs. This Order and Final Judgment is a final judgment following dismissal within the meaning of and for purposes of the Maryland Circuit Court Rules.

9. By operation of the entry of this Order and Final Judgment, Plaintiffs and each member of the Settlement Class shall be deemed to have, and shall have, completely released and settled all claims, rights, demands, suits, matters, issues, causes or causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind whatsoever to the fullest extent permitted by the law of due process, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or hidden, matured or unmatured, by each and every member of the Settlement Class, and each and all of their respective families, their past, present or future successors, heirs, assigns, executors, estates, administrators, predecessors, parents, subsidiaries, associates, affiliates, employers, employees, agents, consultants, insurers, directors, managing directors, officers, partners, principals, members, shareholders, managers, attorneys, accountants, investment advisors, financial, legal and other advisors, investment bankers, underwriters, lenders, and any other representatives of any of these persons and entities (collectively, the "Releasors"), whether individual or class, legal or equitable, against any and all Defendants in the Action (including all current directors of Defendants, whether named as defendants or not), and each and all of their respective families, past, present or future successors (including expressly with respect to Allied, Ares as successor

in interest to Allied), heirs, assigns, executors, estates, administrators, predecessors, parents, subsidiaries, associates, affiliates, employers, employees, consultants, insurers, directors, managing directors, officers, partners, principals, members, shareholders, managers, attorneys, accountants, investment advisors, financial, legal and other advisors, investment bankers, underwriters, lenders, and agents, and any other representatives of any of these persons or entities (collectively, the "Released Parties"), that have been or could have been asserted in the Action or in any court, tribunal or proceeding (whether direct or derivative in nature), including but not limited to any claims arising under federal, state or other statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of the federal, state or other securities laws or regulations or otherwise, arising out of, relating to or in connection with the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related to the Action, the Strategic Alternatives and the evaluation thereof, the Acquisition, the Merger Agreement, the Prospect Offers, the Registration Statement, the Preliminary Proxy Statement, the Definitive Proxy Statement, the Proxy Supplement, the Supplemental Disclosures, or any other public filings and/or any other disclosures or statements (whether written or oral) made by Allied and/or Ares or their agents or representatives relating to or arising out of the Acquisition or the Merger Agreement from the beginning of time to the date of the closing of the Acquisition (the "Released Claims"), provided, however, that Released Claims shall not include any claims to enforce the Settlement.

The release extends to unknown claims. Plaintiffs and each member of the Settlement Class shall be deemed to waive and shall waive and relinquish to the fullest extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which provides as follows:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Plaintiffs, for themselves and on behalf of the Settlement Class, also shall be deemed to waive and shall waive and relinquish any and all provisions, rights and benefits conferred by any law of any state or territory of the United States or any other jurisdiction anywhere in the world, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542. Plaintiffs, for themselves and on behalf of the Settlement Class, acknowledge that members of the Settlement Class may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of the Released Claims, but that it is their intention, as Plaintiffs and on behalf of the Settlement Class, to fully, finally and forever settle and release any and all Released Claims, whether known or unknown, suspected or unsuspected, without regard to later discovery or existence of additional or different facts.

10. In addition, Defendants have agreed to release all claims relating to the subject matter of the Action that they have or may have against Plaintiffs, Plaintiffs' Counsel, and the Settlement Class, including any claims based upon or arising out of the institution, prosecution, assertion, settlement or resolution of the Action, provided, however, that the Defendants retain the right to enforce the terms of the Amended Stipulation and the Settlement.

11. Releasors are hereby forever barred and enjoined from commencing, prosecuting or participating in the commencement or prosecution of any action asserting any Released Claims, directly, representatively, derivatively, or in any other capacity, against any of the

Released Parties, which have been or could have been asserted, or which arise out of or relate in any way to the Acquisition or the Merger Agreement or are otherwise addressed in the releases.

12. Class Counsel are awarded attorneys' fees and expenses in the amount of $950,000.00, which the Court finds to be fair and reasonable and which shall be paid to Class Counsel in accordance with terms of the Amended Stipulation.

13. The Federal Action Plaintiffs' Counsel are awarded attorneys' fees and expenses in the amount of $200,000.00, which the Court finds to be fair and reasonable and which shall be paid to Federal Action Plaintiffs' Counsel in accordance with the terms of the Amended Stipulation.

14. The D.C. Superior Court Action Plaintiffs' Counsel are awarded attorneys' fees and expenses in the amount of $200,000.00, which the Court finds to be fair and reasonable and which shall be paid to D.C. Superior Court Action Plaintiffs' Counsel in accordance with the terms of the Amended Stipulation.

15. The Maryland Plaintiffs are each awarded incentive awards in the amount of $2,500.00, which amounts are hereby authorized to be paid from attorneys' fees paid to Class Counsel.

16. The effectiveness of this Order and Final Judgment and the obligations of Plaintiffs and Defendants under the Settlement are not conditioned upon or subject to the resolution of any appeal from this Order and Final Judgment that relates solely to the issue of Class Counsel's, Federal Action Plaintiffs' Counsel's or D.C. Superior Court Action Plaintiffs' Counsel's application for an award of attorneys' fees and expenses and the Maryland Plaintiffs' application for payment of incentive awards..

17. Neither the Amended Stipulation nor the Settlement contained therein, nor any act performed or document executed pursuant to or in furtherance of the Amended Stipulation or the Settlement: (a) is or may be deemed to be or may be used as a presumption, concession, or admission of, or evidence of, the validity of any Released Claim, or of any wrongdoing or liability of the Defendants; or (b) is or may be deemed to be or may be used as a presumption, concession, or an admission of, or evidence of, any fault or omission of any of the Defendants in any civil, criminal or administrative proceeding in any court, administrative agency or other tribunal. Without limitation, Defendants may file the Amended Stipulation and/or the Order and Final Judgment from this Action in any other action that has been or may be brought against them in order to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release, good faith settlement, judgment bar or reduction, or any theory of claim preclusion or issue preclusion or similar defense or counterclaim.

18. In the event that the Settlement fails to become effective in accordance with its terms, or if the terms of this Order and Final Judgment are reversed, vacated, or materially modified on appeal (and, in the event of material modification, if any party elects to terminate the Settlement), this Order and Final Judgment (except this Paragraph) shall be null and void, the Settlement shall be deemed terminated, and the parties shall return to their positions as provided for in the Amended Stipulation.

19. Without affecting the finality of this Order and Final Judgment in any way, this Court reserves jurisdiction over all matters relating to the administration and consummation of the Settlement.

Judge Michael D. Mason

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA
CIVIL DIVISION

ELLIOT SANDLER, On Behalf of Himself and All Others Similarly Situated And Derivatively on behalf of ALLIED CAPITAL CORPORATION,	)	
Plaintiff,	)	**Consolidated Case Nos. 2009 CA 008123 B 2009 CA 008541 B**
v.	)	
WILLIAM L. WALTON, ***et al.,***	)	**Calendar 5**
Defendants,	)	**Judge Bartnoff**
– and –	)	
ALLIED CAPITAL CORPORATION,	)	
Nominal Defendant.	)	

STIPULATION AND ORDER OF DISMISSAL

Plaintiffs Elliot Sandler, Montie L. Wienecki and John Cook (collectively, "Plaintiffs"), and defendants Allied Capital Corporation ("Allied"), William L. Walton, John M. Scheurer, Joan M. Sweeney, Ann Torre Bates, Brooks H. Browne, John D. Firestone, Anthony T. Garcia, Lawrence I. Hebert, Robert E. Long, Edward J. Mathias, Alex J. Pollock, Marc F. Racicot, and Laura W. van Roijen, Ares Capital Corporation and ARCC Odyssey Corporation, all of whom are parties to the above-captioned consolidated class and derivative action (the "Action"), by and through their respective counsel, hereby stipulate and agree as follows:

WHEREAS, on March 18, 2010, the Circuit Court for Montgomery County, Maryland (the "Maryland Court"), granted preliminary approval of the proposed settlement of the shareholders' claims (the "Settlement") in a related consolidated shareholder class action, captioned *In re Allied Corp. S'holder Litig.*, Case No. 322639-V (the "Maryland Action"), which arose out of the same facts and circumstances as this Action;

WHEREAS, by Amended Stipulation of Settlement dated May 24, 2010 (the "Amended Stipulation"), Plaintiffs joined in the Settlement, and agreed to seek approval of the Settlement, as well as any award of attorneys' fees, in the Maryland Court;

WHEREAS, on March 26, 2010, this Court entered an Order staying this Action until such time as the Maryland Court determined whether to grant final approval of the Settlement;

WHEREAS, on July 29, 2010, after reviewing the submissions and argument in support of the Settlement, and having considered that no objections to the Settlement or to plaintiffs' joint application for attorneys' fees and expenses were received, the Maryland Court entered an Order and Final Judgment (the "Final Approval Order," a copy of which is annexed hereto as Exhibit A), *inter alia*: (i) finding that notice to the class of Allied shareholders was provided in the manner directed by the Maryland Court and constituted the best notice practicable under the circumstances, in full compliance with each of the requirements of Maryland Circuit Court Rule 2-231 and due process; (ii) certifying a non-opt out class of such shareholders under Maryland Rules of Civil Procedure 2-231(a), 2-231(b)(1) and 2-31(b)(2) (the "Class"); (iii) providing that the Settlement is fair, reasonable, adequate, and in the best interests of the class; (iv) granting final approval of the Settlement; and (v) dismissing the Maryland Action with prejudice;

WHEREAS, pursuant to the Final Approval Order, the Maryland Court also granted the attorneys' fee and expense application submitted by counsel for all of the plaintiffs in the various actions, including this Action and the Maryland Action, and approved the allocation of $200,000 in fees and expenses to Plaintiffs' counsel;

WHEREAS, pursuant to the Amended Stipulation and by virtue of the Final Approval Order, the parties to this Action seek the dismissal of this Action, with prejudice and without further notice to the Class;

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by and between counsel for the parties, subject to the approval of the Court, that:

1. This Action is hereby dismissed, with prejudice, pursuant to D.C. Super. Ct. R. Civ. P. 23.1, 23(e) & 41(a)(1);

2. No party shall seek reimbursement from any other party of any fees, costs or expenses in connection with the filing, prosecution, defense, or dismissal of this action; and

3. No notice of dismissal of this Action shall be disseminated, or is required, in connection with the dismissal of this Action.

DATED: August 5, 2010

/s/ William H. Anderson

William H. Anderson, D.C. Bar #502380
CUNEO GILBERT & LaDUCA, LLP
507 C Street, N.E.
Washington, D.C. 20002
Telephone: 202/789-3960
202/789-1813 (fax)

BODE & GRENIER, LLP
William H. Bode, D.C. Bar #113308
Mark Leventhal, D.C. Bar #458987
1150 Connecticut Avenue, N.W.
Washington, D.C. 20036
Telephone: 202/828-4100
202/828-4130 (fax)

Liaison Counsel for Plaintiffs

ROBBINS GELLER RUDMAN & DOWD LLP
Samuel H. Rudman
David A. Rosenfeld (admitted *pro hac vice*)
Joseph Russello (admitted *pro hac vice*)
58 South Service Road, Suite 200
Melville, New York 11747

RIGRODSKY & LONG, P.A.
Marc A. Rigrodsky, D.C. Bar #401169
Seth D. Rigrodsky
Brian D. Long (admitted *pro hac vice*)
Timothy J. MacFall
919 North Market Street, Suite 980
Wilmington, Delaware 19801

Co-Lead Counsel for Plaintiffs

/s/ Thomas F. Connell

Thomas F. Connell D.C. Bar #289579
WILMER CUTLER PICKERING HALE AND DORR LLP
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

Charles C. Platt
WILMER CUTLER PICKERING HALE AND DORR LLP
399 Park Avenue
New York, NY 10022
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

Attorneys for Defendants Allied Capital Corporation and the Individual Defendants

/s/ Benjamin R. Ogletree

Benjamin R. Ogletree D.C. Bar #475094
PROSKAUER ROSE LLP
1001 Pennsylvania Avenue, NW
Suite 400 South
Washington, D.C. 20004-2533
Telephone: (212) 416-5821
Facsimile: (202) 416-6899

Attorneys for Defendants Ares Capital Corporation and ARCC Odyssey Corporation

SO ORDERED this 10th day of August, 2010.

Judge Judith Bartnoff
Signed in Chambers

**UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLUMBIA**

JAMES RYAN, DAVID ALLEN and RONALD SHERMAN, et al,	:	No: 1:10-CV-00145-RMC
Plaintiffs,	:	**STIPULATION AND ORDER**
v.	:	
WILLIAM WALTON, JOHN FIRESTONE, ANTHONY GARCIA, LAWRENCE HERBERT, LAURA VAN ROIJEN, BROOKS BROWNE, ALEX POLLOCK, MARC RACICOT, ANN BATES, EDWARD MATHIAS, ROBERT LONG, JOAN SWEENEY, ALLIED CAPITAL CORPORATION, ARES CAPITAL CORPORATION and ARCC ODYSSEY CORP.,	: :	
Defendants.		

IT IS HEREBY STIPULATED AND AGREED, by and between the parties through their undersigned counsel and subject to the approval of the Court that:

WHEREAS on March 22, 2010, this Court ordered that this action be stayed in contemplation of a dismissal with prejudice pursuant to Fed. R. Civ. P. 41(a)(1) once a settlement of the action pending in the Circuit Court for Montgomery County before the Honorable Michael Mason ("Judge Mason") captioned *In re Allied Capital Corporation Shareholder Litigation*, Case No. 322639V (the "Maryland Action") received final approval;

WHEREAS on July 29, 2010 in the Circuit Court for Montgomery County, Judge Mason granted final approval of the settlement in the Maryland Action as demonstrated by the order attached hereto as Exhibit 1;

THEREFORE, IT IS HEREBY STIPULATED AND AGREED by and between the parties, through their undersigned counsel, that this action, and all proceedings herein, shall be dismissed with prejudice pursuant to Fed. R. Civ. P. 41(a).

Dated: August 3, 2010

/s/ Donald Enright
Donald Enright
Michael G. McLellan
FINKELSTEIN THOMPSON LLP
The Duvall Foundry
1050 30th Street, N.W.
Washington, DC 20007
Telephone: (202) 337-8000
Facsimile: (202) 337-8090

/s/ Joseph Levi
Joseph Levi
LEVI & KORSINSKY, LLP
30 Broad Street, 15th Floor
New York, New York 10004
Telephone: (212) 363-7500
Facsimile: (212) 363-7171

Attorneys for Plaintiffs

/s/ Thomas F. Connell
Thomas F. Connell
WILMER CUTLER PICKERING HALE
AND DORR LLP
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

WILMER CUTLER PICKERING HALE
AND DORR LLP
399 Park Avenue
New York, NY 10022
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

Attorneys for Defendants Allied Capital Corporation and William L. Walton, John M. Scheurer, Joan M. Sweeney, Robert E. Long, Ann Torre Bates, Brooks H. Browne, John D. Firestone, Anthony T. Garcia, Lawrence I. Hebert, Robert E. Long, Edward J. Mathias, Alex J. Pollock, Marc F. Racicot, and Laura W. van Roijen

/s/ Margaret A. Dale
Margaret A. Dale (admitted *pro hac vice*)
Sarah S. Gold (admitted *pro hac vice*)
PROSKAUER ROSE LLP
1585 Broadway
New York, NY 10036
Telephone: (212) 969-3000
Facsimile: (212) 969-2900
Attorneys for Defendants Ares Capital Corporation and ARCC Odyssey Corp.

SO ORDERED.

____
ROSEMARY M. COLLYER
United States District Judge

Dated: ______________, 2010

CERTIFICATE OF SERVICE

I, Elizabeth Tripodi, hereby certify that on this 3rd day of August, 2010, copies of the foregoing Stipulation and Order were sent via email to the following:

Thomas F. Connell
WILMER CUTLER PICKERING HALE
AND DORR LLP
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

Attorneys for Defendants Allied Capital Corporation and William L. Walton, John M. Scheurer, Joan M. Sweeney, Robert E. Long, Ann Torre Bates, Brooks H. Browne, John D. Firestone, Anthony T. Garcia, Lawrence I. Hebert, Robert E. Long, Edward J. Mathias, Alex J. Pollock, Marc F. Racicot, and Laura W. van Roijen

Margaret A. Dale
Sarah S. Gold PROSKAUER ROSE LLP
1585 Broadway
New York, NY 10036
Telephone: (212) 969-3000
Facsimile: (212) 969-2900

Attorneys for Defendants Ares Capital Corporation and ARCC Odyssey Corp.

/s/ Elizabeth Tripodi
Elizabeth Tripodi